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Reply Attention of	William L. Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	12016-001

November 29, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Pamela Long
Assistant Director

Dear Sirs:
	Re:	Essential Innovations Technology Corp. (the “Company”)
Registration Statement on Form S-1
Filed September 26, 2012
File No. 333-184116

We are the solicitors for the Company. We refer to your letter of November 26, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed November 5, 2012. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.	The Company confirms that it is not a blank check company and has no intention to engage in a business combination

2.	We have added disclosure to confirm that Vortex Energy will retain ownership of the IP in the prospectus summary as well as the business description sections of the amended S- 1.

3.

We have made revisions to the plan of distribution, the cover page and the prospectus summary to state that: “…the offering will conclude the earlier of 9 months from the effective date of this prospectus, or when all of the 7,500,000 shares of common stock have been sold, the shares no longer need to be registered to be sold or we decide to terminate the registration of the shares.”

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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4.

Although general damages would ultimately seek a cash reward, no fixed dollar amount was defined in the lawsuit and any such potential cash award is yet to be particularized and is unknown until defined by any eventual positive outcome of on-going court proceedings. We have revised the disclosure in the prospectus to state that the counterclaim is seeking general monetary damages.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/sk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.